UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration under Section 12(g) of the
Securities Exchange Act of 1934 or Suspension of Duty to File Reports under
Sections 13 and 15(d) of the Securities Exchange Act of 1934.
Commission File Number: 001-31375
Windrose Medical Properties Trust

(Exact name of registrant as specified in its charter)
3502 Woodview Trace, Suite 210
Indianapolis, Indiana 46268
(317) 860-8180

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Shares of Beneficial Interest, $0.01 par value per share
7.5% Series A Cumulative Convertible Preferred Shares of Beneficial Interest, $0.01 par value per share

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: 0
     Pursuant to the requirements of the Securities Exchange Act of 1934, Heat Merger Sub, LLC, as successor to Windrose Medical Properties Trust, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

HEAT MERGER SUB, LLC
By: Health Care REIT, Inc., its Sole Member
Date: December 20, 2006	By:	/s/ George L. Chapman
		Name:	George L. Chapman
		Title:	Chairman and Chief Executive Officer